UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

Organic Living, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Florida

Date of organization:

1 May 2010

Physical address of issuer:

1379 Hibiscus Street,
Clearwater, FL 33755

Website of issuer:

OrganicLivingForAll.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to five percent (1%) of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Type of security offered:
Preferred Stock

Target number of securities to be offered:
300,000

Price (or method for determining price):
$0.5

Target offering amount:
$150,000

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,000,000

Deadline to reach the target offering amount:
December 31, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	25,534	29,159
Cash & Cash Equivalents	805	447
Accounts Receivable:	0	0
Short-term Debt:	8,500	4000
Long-term Debt:	0	0
Revenues/Sales	50,728	39,327
Cost of Goods Sold:	25,581	12,700
Taxes Paid:	1,438	938
Net Income:	(8,125)	(16,715)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are “forward-looking”. You can identify these statements by the use of terms such as “believe,” “anticipate,” “expect,” “estimate,” “future,” “intend,” “may,” “ought to,” “plan,” “should,” “will,” negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- expected growth of and changes in the environmental industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the environmental industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the environmental industry;
- growth of, and risks inherent in, the environmental industry in Florida;
- our reliance on our key customers for our revenue;
- our ability to continuously keep up with changes in technology;
- maintaining the quality of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Organic Living, Inc. shall include any joint venture in which Organic Living, Inc. holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Organic Living, Inc..

"Company " means Organic Living, Inc..

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means Organic Living, Inc..

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Preferred Stock of Organic Living, Inc..

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
Organic Living, Inc.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jai McFall   **Dates of Board Service: May 2010**

Principal Occupation:
Chief Executive Officer of Organic Living, Inc.

Employer:
Organic Living, Inc.
Organic Living, Inc. is in the business of providing ready-to-use land, trained staff, education and infrastructure for the CSA (Community Supported Agriculture) customers to grow healthy organic food, sell, or swap for services and to cook nutritious food.

May 2010 to Present
Chief Executive Officer

Business Experience:
Organic Living, Inc. - 2010 to Present
Migun of Battle Creek - 2003 to 2005
Jai's Landscape Design & Nursery - 1986 to 2001
Daycare Center - 1985 to 1986
Milan Food Coop - 1983 to 1985

Jai McFall received an Associates Degree from Washtenaw Community College in 1983. From 1983 - 1985, she managed the Milan Food Coop and took it from a failing business to a successful expanding company with modern equipment and large inventory. From 1985 - 1986, she ran a daycare center and taught children many skills such as gardening and harvesting fruits and vegetables. In 1986, she founded Jai's Landscape Design & Nursery where she hired and supervised up to eight employees in two crews, coordinated up to 3 projects simultaneously nad provided all quotes and design proposals. In 2003, she ran Migun of Battle Creek where she helped people with their health using massage and other therapies.

In 2010, Mrs. McFall founded Organic Living, Inc. and serves as its Chief Executive Officer. Organic Living, Inc. is in the business of providing ready-to-use land, trained staff, education and infrastructure for the CSA (Community Supported Agriculture) customers to grow healthy organic food, sell, or swap for services and to cook nutritious food.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Jai McFall

Principal Occupation:
Chief Executive Officer of Organic Living, Inc.

Employer:
Organic Living, Inc.
Organic Living, Inc. is in the business of providing ready-to-use land, trained staff, education and infrastructure for the CSA (Community Supported Agriculture) customers to grow healthy organic food, sell, or swap for services and to cook nutritious food.

May 2010 to Present
Chief Executive Officer

Business Experience:
Organic Living, Inc. - 2010 to Present
Migun of Battle Creek - 2003 to 2005
Jai's Landscape Design & Nursery - 1986 to 2001
Daycare Center - 1985 to 1986
Milan Food Coop - 1983 to 1985

Jai McFall received an Associates Degree from Washtenaw Community College in 1983. From 1983 - 1985, she managed the Milan Food Coop and took it from a failing business to a successful expanding company with modern equipment and large inventory. From 1985 - 1986, she ran a daycare center and taught children many skills such as gardening and harvesting fruits and vegetables. In 1986, she founded Jai's Landscape Design & Nursery where she hired and supervised up to eight employees in two crews, coordinated up to 3 projects simultaneously nad provided all quotes and design proposals. In 2003, she ran Migun of Battle Creek where she helped people with their health using massage and other therapies.

In 2010, Mrs. McFall founded Organic Living, Inc. and serves as its Chief Executive Officer. Organic Living, Inc. is in the business of providing ready-to-use land, trained staff, education and infrastructure for the CSA (Community Supported Agriculture) customers to grow healthy organic food, sell, or swap for services and to cook nutritious food.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Jai McFall	10,200,000 shares of Common Stock	99.68%

* The issuer certified that the above information is be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use the proceeds of this offering is described as follows:

If Target Offering Amount ($150,000) or Maximum Amount ($1,000,000) Sold:

The following items are planned, a selection of them will be considered depending on capital raised.

- Purchase of a Mineral Mine
- Purchase of a Garden Center plus offices
- Purchase of a Wellness Center plus offices
- Staff hiring
- Installation of a professional kitchen
- Plant the community supported agriculture gardens
- Installation of irrigation systems
- Set up cost for aforementioned items
- PR and marketing
- Company truck and van
- Renovations
- Office supplies, tools, etc.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL:
https://www.mrcrowd.com/u/desktop/qPortfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with by a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

   c. the Issuer chooses to end the offering earlier than the Original Deadline and;

   d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	**$150,000**
Maximum Target	**$1,000,000**
Pre-money Valuation	**$5,116,450**
Equity Offered	**2.85% - 16.35%**
Securities Type	**Preferred Stock**
Closing Date	**31 Dec 2018**
Share Price	**$0.5**
Shares Offered	**300,000 - 2,000,000**
Shares Issued After Offering	**10,532,900 - 12,232,900**

Please also refer to *Appendix C - Share Subscription Agreement.*

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
Yes. The securities offered have **no voting rights.**

16. How may the terms of the securities being offered be modified?
If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Classes of securities of the issuer outstanding:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:	20,000,000	10,232,900	YES	NO

Classes of securities of the issuer to be issued:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock:	10,000,000	0	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities being offered is the Preferred Stock of the Company, which is of:

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled no anti-dilution rights (other than

proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Common Stock, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer. The Purchasers of the securities offered, as holders of Preferred Stock, have no voting rights over the affairs of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.


Important Disclaimer:

Although the Issuer is a company with a 8-year history of operation, the Issuer has no material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the Issuer's common stock is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.

We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.


Valuation of Our Preferred Stock
The $0.5 per share purchase price of our preferred stock has been determined by our board of directors without an independent valuation our enterprise value of the Company. We established the offering price based on our estimate of capital and expense requirements, and desirable expectation of our future profitability, not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the preferred stock. The preferred stock may have a value significantly less than the offering price and there is no guarantee that the securities offered will ever attain a value equal to or greater than the offering price.

Future Valuation of Our Preferred/Common Stock or Securities to be Issued
We may apply the following valuation metrics for the future valuation of our preferred/common stock or securities to be issued:
1. Recent comparable financings of companies similar and comparable to us.
2. Potential value at exit, the value can be based either on recent M&A transactions in the sector

3. Discounted cash flow method ("DCF")
4. Price/Book Value, Price/Earnings Ratio of companies similar and comparable to us.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- Purchasers (Purchasers) of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**
   Purchasers (Purchasers) of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
   N/A

c. **A Sale of the Issuer or of Assets of the Issuer**
   Although as preferred stock shareholders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
   Transactions with related parties are transactions between the Issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions.

Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

As of the date of issuance of financials, company has accepted an advance of $2,250 and $3,000 for future use of CSA space for year ending December 31, 2017 and 2016, respectively.

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

     a. **any director or officer of the issuer;**

     b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

     c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

     d. **any immediate family member of any of the foregoing persons.**

No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes. Organic Living, Inc. was incorporated on May 1, 2010 and started to operate since May 1, 2010.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.

Description of Business
Organic Living Inc (the Company), a Florida corporation, is in the business of helping people to restore their health and vitality with natural supplements, healthy food and healthy life styles. To achieve that the Company offers CSA (Community Supported Agriculture) up and running with tracking system, irrigation and measuring system where only non-toxic, safe and natural products are used in soil preparation. The Company also offers classes to teach children and adults how to grow, maintain, harvest and prepare healthy food.

The Company provides ready to use land, trained staff, education and infrastructure for the CSA customers to grow healthy organic food, sell or swap for services and to cook nutritious food.

Revenue
Revenue in 2017 was $50,728, which increased $11,401, or 29% compared to $39,327 in 2016. The increase was primarily due to higher sales of our products.

Cost of goods sold and Total Expenses
Cost of goods sold
Our cost of goods sold consists primarily of cost of producing, storing, and maintaining our products.

Cost of good sold in 2017 was $25,581, increased $12,881, or 101% compared to $12,700 in 2016. The increase was primarily due to higher sales of our products and increase in the cost of purchasing agricultural related materials.

Total Expenses are the operating expenses, including rental expenses, community development/education costs, travel expenses, shop supplies and taxes and licenses. Property and equipment are recorded at cost. Depreciation is computed using a mid-month convention over the

estimated useful lives of the assets, which for furniture and fixtures, computer equipment, and auto range primarily from three to five years.

Our total expenses in 2017 was $32,747, decreased $10,345, or 24% compared to $43,092 in 2016. The decrease was primarily due to lower advertising fees, community development/education expenses and officers compensation.

Net Income
Net Loss for the 12 months ended December 31, 2017 was $8,125.
Net Loss for the 12 months ended December 31, 2016 was $16,715.

The decrease in net loss was primarily due to an increase in revenue and the reduction in operating expenses occurred in fiscal year 2017.

Assets and Liabilities
Our total assets were $25,534 as of December 31, 2017 and $29,159 as of December 31, 2016

Our total liabilities were $8,500 as of December 31, 2017 and $4,000 as of December 31, 2016, the increase is primarily due to increase in accounts payable, as mentioned in our Financial Statements:

Liabilities and partners' equity		
Current liabilities:		
Accounts payable	5,250	-
Deferred income CSA *(note 4)*	2,250	3,000
Loan payable	1,000	1,000
Total current liabilities	8,500	4,000
Long-term obligations	-	-
Total liabilities	8,500	4,000

The Company recorded a total stockholders' equity of $17,034 as of December 31, 2017 and $25,159 as of December 31, 2016.

Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. Cash and cash equivalents totaled $805 as of December 31, 2017, an increase of $358 from December 31, 2016.

Commitments
Organic Living, Inc. has accepted an advance of $2,250 and $3,000 for future use of CSA (Community Supported Agriculture) space for year ending December 31, 2017 and 2016, respectively.

Future Plans
The Company plans to offer a chef with retreat area to encourage community to share ideas for happy and healthy life free from disease and illnesses.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or

officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
        (A) association with an entity regulated by such commission, authority, agency or officer?
        No

        (B) engaging in the business of securities, insurance or banking?
        No

        (C) engaging in savings association or credit union activities?
        No

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
    No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    No

    (ii) places limitations on the activities, functions or operations of such person?
    No

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?
    No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    No

(ii) Section 5 of the Securities Act?
No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
http://organiclivingforall.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Jai McFall

_____
[Signature Code: 0y4WMwiswt-ABTrgmZGzWoeAWGnx9_pVNMMZKqbcVoaWdamcMib-OABC9GfhF3oOsWtCMLvAUFTICMoPT4tIPY2Mqj9RyAkwCrebfJ_LVs0]

Jai McFall
Chief Executive Officer
Organic Living, Inc.
Date: 15 Jun 2018

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN

Company Summary

Organic Living teaches how to restore the quality of the topsoil so that it contains all the minerals and microorganisms which are essential for healthy soil and healthy food; how to grow nutritious, delicious and healthy food in back yards, community gardens and Community Supported Agriculture Gardens and to supply organic, healthy plants, and soil conditioners to customers.

Organic Living sells whole plants that customers can take and plant on their own. Organic Living also offers organic garden landscaping.

Our mission is to provide affordable and sustainable alternatives to mass market plants, vegetables, fruits, and herbs along with educational resources on nurturing the customer's investment. We desire to uphold our reputation by providing the best customer service in sales, landscaping services, and educational seminars held at Organic Living.

Our market is any individual consumer that wants control over where their food comes from. Our customers want organic plants, vegetables, fruit, and herbs that they can trust have been grown to organic standards. We also serve individuals that want a backyard garden of fruits, vegetables, and herbs with landscaping services. In addition to these we serve customers wanting to be educated on the benefits of living organically.

Organic Living is seeking funding for start up costs which generally include but aren't limited to: purchase and development of farm land for organic plants, vegetables, fruits, and herbs; purchase of Bio-Char mine (information attached) and mineral rights; purchase of multiple plants, vegetables, fruits, and herbs; capital for overhead and salaries.

Community Involvement

Organic Living sends out regular newsletters to give garden tips and information to our customers; we give garden tours and workshops that encompass all aspects of gardening, harvesting, preserving and preparing foods as well as other aspects of living organically.

One of our goals is to secure some property and set up a Community Supported Agriculture (CSA) Garden so we can supply our community with fresh, organic produce weekly and community gardens for those who want to garden but don't have land to do so. We also want to raise chickens for eggs. We will use these as teaching aids for children and adults on how to be more self sufficient and sustainable.

GOALS

1. Expand our Garden Center in Dunedin
2. Expand our customer base and influence throughout Pinellas county and into surrounding counties
3. Meet and supply the demand for edible landscaping and supply society with aesthetic and functional garden designs
4. To work with other organizations to help increase knowledge about current food supplies, create more backyard gardens; and improve the health and happiness of our children, seniors, and all of society

5. Teach all aspects of organic gardening appropriate to specific areas by way of workshops, seminars and discussion groups

6. Supply the best quality fruit trees, herb and veggie plants and seeds that are appropriate to the area for our customers

7. Expand our workshops to encompass all aspects of gardening, harvesting, preserving and preparing foods as well as other aspects of living organically

8. Continue to expand into more counties and states and further extend our outreach and our influence

9. Continue to expand our product line and sales

10. Set up associates who want to duplicate our actions: train them and help them set up home based businesses; garden centers or become distributors for Organic Living

11. Purchase property and set up a Community Supported Agriculture (CSA) Garden and community garden

Vision

We teach as many people as possible how to restore the quality of the topsoil so that it contains all the minerals and microorganisms which are essential for health; how to grow nutritious, delicious and healthy food in back yards & community gardens: how to radically improve the quality of health of the planet and its populations; and to supply organic, nutrient dense healthy plants, and all natural additives & conditioners for optimum balanced soil; our team values are commitment; teamwork; integrity; cooperation; knowledge; passion; health consciousness; global thinking & creating and ensuring quality and sustainability.

Market

Our market is any individual consumer that wants control over where their food comes from. Our customers want organic plants, vegetables, fruit, and herbs that they can trust have been grown to organic standards. We also serve individuals that want a backyard garden of fruits, vegetables, and herbs with landscaping services. In addition to these we serve customers wanting to be educated on the benefits of living organically.

Our company is poised to take advantage of the growth in the market by:

1. Delivering workshops to give people knowledge to help them make better choices

2. We have the products necessary for individuals and families to grow their own food in their own yards and in community gardesn

3. We have a full service company so that we can create the design and do the installation of organic edible gardens for those who want us to do so

4. We do full service and maintanence to keep their gardens producing and well taken case of

5. We send out frequent newsletters giving our clientlle monthly garden tips, data on current news of food supply and topics they need to know about

6. Our gardens are open for garden tours so our customers can see the growth and taste the plants and see the ongoing growth.

7. We are available to answer our customers questions and support them in their quest for fresh organic food

8. We deliver talks at libraries, churches, schools, clubs, garden clubs, Home Association Groups, community gardens, Girl and Boy Schouts and any other group

9. We attend Green Events, Farmers Markets, local community events etc to meet new people and get the knowledge out into the communities

Products & Services

SEMINARS & LECTURES: We teach all aspects of organic gardening; preparation of fresh garden produce and options to help people live healthier Organic lives. We offer community lectures on why organic is so important and how to do so. We also educate people on what foods have the most toxins, what GMO's are, what they do to the body and why they should be avoided.

CONSULTATIONS: We offer home consultations and designs so people can create the gardens they desire.

SERVICES: We install and maintain organic, edible gardens. Our full service crews are trained in our unique methods so that our clients have success with their organic edible landscapes. Founder Jai Hambly offers free email Q&A's and short phone consulting at no charge.

SOIL TESTING: We do pH & soil testing to determine the quality and condition of existing soil so we can correct any imbalances. We add all natural ingredients needed to remineralize and rebuild the soil and to ensure healthy gardens.

BRIX TESTING: We do Brix testing to check the mineral quality of the produce.

MULCH & SOIL: We provide good quality soil and mulch to our customers and will spread it at the recommended intervals and quantities.

PRODUCTS: we sell organic herb and vegetable plants, fruit trees and soil remineralization products such as Garden Magic #1 which contains 91 minerals mined from an ancient sea bed; Garden Magic # 2 which contains all the families of all the microorganisms that should be in the soil blood meal to help give plants an extra boost. These products help the plants stay healthy, resist insects and ensure larger yields with nutrient dense flavor.

WEB SITE: We educate people, show them that it can be done and teach them how to take control of their health and their lives.

Major products:

1. Garden Magic #1

    A. Features:

        1. 91 minerals mined from an ancient seabed in Nevada

        2. All natural complete food for plants

    B. Benefits

        1. Inexpensive and safe to use

        2. Non toxic to plants, animals and children

        3. Can't burn or harm plants

        4. produces healthy plants and thus healthy people

2. Garden Magic #2

   A. Features-all natural microorganisms for the soil

   B. Benefits

      1. Inexpensive and safe to use
      2. Non toxic to plants, animals and children

         helps keep plants healthy
      3. Garden Magic #3

   A. Features

      1. All natural products
      2. Fast absorption by plants
      3. Mixture of bat guano, worm castings and blood meal
      4. Superfood for plants.

   B. Benefits

      1. Speeds up plant growth
      2. Helps stressed plants come

         back to life
      3. Great for tomatoes and "fussy plants"

   Plants:

   A. Features

      1. Specific for central florida

   B. Benefits

      1. Won't attract bugs or

         disease
      2. Hardy for this area so won't die
      3. Produces food quickly

Services:

1. Landscape Consultation and Design

   A. Features

      1. One time fee
      2. Inexpensive

3. Repeat visits and designs

4. Step by step plan for installation

B. Benefits

1. you have a personal designer for life

2. you can do the work yourself or have us do it

3, we help you create the gardens you desire

4. Your gardens are personal and unique to you

2. Landscape installation

A. Features

1. Crew fully trained in organic soil preparation and planting

2. Customer satisfaction guaranteed

3. Low maintanence gardens

4. Education about plants and upkeep

B. Benefits

1. The soil is rebuilt so it is rich in nutreiens and will grow healthy and happy plants

2. The food produced will be full of flavor and nutrients

3. Minimal time spent taking care of the gardens

3. Maintence of gardens

A. Features

1. We will come out regularly and take care of the garden for you.

2. We will feed them, weed them and love them

B. Benefits

1. Customer is free from time spent tending to their gardens

2. Gardens will always be kept up and healthy

4. Workshops

A. Features

1. We teach workshop on all aspects of gardening, harvesting, preparing and preserving

Appendix B - RISK FACTORS

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND PROSPECTIVE INVESTORS SHOULD BE AWARE THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION BEFORE MAKING A DECISION TO INVEST IN THE SHARES. THE ORDER IN WHICH THE FOLLOWING RISKS ARE PRESENTED IS NOT INTENDED TO REPRESENT THE MAGNITUDE OF THE RISKS DESCRIBED.

The Company is making no representations or warranties other than those made in the Subscription Agreement

The Company is not making any representations or warranties of any kind, outside those made in relation to this Subscription Agreement, and none should be inferred with respect to the Company or the economic returns or tax advantages, if any, which may accrue to prospective investors. Prior to investing in the Shares, prospective investors should consult with their attorneys and personal business and tax advisors to determine the risks and consequences of this investment.

The Company is a development stage company and has a limited operating history upon which an evaluation of its prospects can be made

The Company is in an early development stage with a limited operating history upon which an evaluation of its prospects can be made. Accordingly, the Company is confronted with the risks inherent in a start-up company, including difficulties in connection with the delivery and distribution of its organic herb plants and trees and soil re-mineralization products, the development of its website, the marketing of its products and services, brand awareness in direct sales activities, operational difficulties, and the potential underestimation of production and administrative costs. If the Company cannot successfully manage its business, it may not be able to generate future profits and may not be able to support its operations. Further, the Company expects to incur substantial additional expenses and losses in the further implementation of its business plan. The Company has no operating history upon which investors may base an evaluation of its performance; therefore, it is subject to all the risks incident to the creation and development of a new business. There can be no assurance that the Company can realize its plans on the projected timetable in order to reach sustainable or profitable operations. Any material deviation from the Company's timetable could require that the Company seek additional capital. There can be no assurance that such capital shall be available at reasonable cost, or that it would not materially dilute the investment of investors in this Offering if it is obtained.

There is no guarantee that there will be any significant market acceptance for the Company's principal products and services

The strategy of the Company for growth is substantially dependent upon its ability to market its products and services to consumers who are interested in the organic gardening and foods market. In addition, to sustain the Company's long-term growth efforts, the development and introduction of successful new products and services may be required. There can be no assurance that the Company's products and services will achieve significant acceptance among consumers and

businesses in the United States. Such acceptance, if achieved, may not be sustained for any significant period of time. There is no guarantee that any associated products and services the Company develops will be sufficient to permit the Company to recover its associated costs. Failure of the products and services of the Company to achieve or sustain market acceptance could have a material adverse effect on its business, financial conditions and the results of its operations.

Principal competitors may have greater financial resources
Other companies, including those with substantially greater financial, marketing and sales resources, may compete with the Company. There can be no assurances that the Company consistently shall be able to undertake programs and initiatives that could prove profitable to the Company in view of the intense competition to be encountered by the Company in all significant phases of its activities. The Company's principal competitors may be in a better position to attract key human resources talent in performance-critical areas, develop new products and launch and/or carry on important programs and initiatives.

Macro-economic factors
A risk to the Company's business model is the macro-economic factor of the rate of U.S. economic growth. The overall U.S. and worldwide economy is experiencing unprecedented fluctuations that impact local and international business at all levels. This impact is felt at the corporate, family and individual level. This unstable period is expected to continue for an unknown period of time. There is no way to accurately forecast when the U.S. market will reach stable levels. To the extent the Company's business results depend on these macro-economic conditions, the business, results of operations and financial condition of the Company may be materially and adversely affected.

Worldwide business competition
The organic gardening and foods market will likely fluctuate depending on worldwide business competition popularity and potential sales may fluctuate depending upon supply and demand, and domestic and foreign demand and production, which is difficult to predict.

Patents, copyrights, trademarks, trade secrets and proprietary rights
As intellectual properties are created by, assigned to, or licensed to the Company, appropriate patent, copyright, trademark, trade secret, contract, license and related protections, as they may be applicable, will be established as determined by the Company's intellectual property and proprietary rights protection strategy. There can be no assurance that the steps taken by the Company to protect its intellectual property and proprietary rights will be adequate or that third parties will not infringe or misappropriate the Company's intellectual property or proprietary rights. In addition, there can be no assurance that other parties will not assert infringement, unfair competition or other related claims against the Company with respect to its intellectual property and proprietary rights.

The Company's proprietary rights could potentially conflict with the rights of others, and the Company may be prevented from selling some of its products
The Company cannot assure that obstacles will not arise as it expands its customer base and the geographic scope of marketing. From time to time, the Company may receive claims relating to the intellectual property rights of others, and the Company further expects that third parties will assert

intellectual property claims against the Company, particularly as the Company expands its business. Any claim, regardless of its merit, could be expensive and time consuming to defend. Successful infringement claims against the Company could
result in significant monetary liability or prevent the Company from selling some of its products. In addition, resolution of claims may require the Company to redesign its products, license rights belonging to third parties, or cease using those rights altogether. Any of these events could harm the business and have a materially adverse effect on the Company's operations, liquidity and financial condition.

The Company's failure to protect its intellectual property rights could diminish the value of its brand, weaken its competitive position and reduce its revenues
The Company plans to rely in the future on a combination of patent, copyright, trademark and trade dress laws, patent laws, unfair competition laws, confidentiality procedures and licensing arrangements to establish and protect its intellectual property and proprietary rights. The Company cannot assure that the steps taken to protect its proprietary rights will be adequate to prevent infringement of its trademarks and proprietary rights by others, including imitation of products and misappropriation of any brands. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect its proprietary rights as frilly as in the U.S., and it may be more difficult for the Company to successfully challenge the use of its proprietary rights by other parties in these countries. If the Company fails to protect and maintain its intellectual property rights, the value of its brands could be diminished and its competitive position may suffer.

From time to time, the Company may discover unauthorized products in the marketplace that are either counterfeit reproductions of its products or unauthorized irregulars that do not meet its quality control standards. If the Company is unsuccessful in challenging a third party's products on the basis of infringement of proprietary rights, continued distribution of their products could adversely impact the Company's brands, result in the shift of consumer preferences away from its products, and adversely affect the Company's business.

In the future, the Company may license certain of its proprietary rights, such as patents, trademarks or copyrighted material, to third parties. These licensees may take actions that diminish the value of the Company's proprietary rights or harm its reputation.

The Company may not be able to adequately protect its intellectual property rights
Protecting the Company's global intellectual property rights and combating unlicensed copying and use of its intellectual property is difficult. While piracy adversely affects U.S. revenue, the impact on revenue from outside the U.S. is more significant, particularly in countries where laws are less protective of intellectual property rights. Similarly, the absence of harmonized patent laws makes it more difficult to ensure consistent respect for patent rights. Reductions in the legal protection for intellectual property rights related to the Company's products could adversely affect the Company's revenue.

Compliance with laws

The Company's ability to compete effectively with other companies shall depend, in part, on compliance with laws, regulations, rules and/or policies promulgated by the United States Department of Commerce and other United States Agencies and/or various State, County and/or Municipal agencies in the United States as well as international treaties and trade regulations. In light of the uncertainties associated with said laws, regulations, rules and/or policies, there is no assurance that the Company's operations will continue unimpeded or at all. In addition, the laws, regulations, rules and/or policies of other States, Counties and/or Municipalities where the Company will or may intend to conduct business activities and/or market its products and services are not uniform with the laws, regulations, rules and/or policies of the United States or the aforementioned jurisdictions and there is no assurance that laws and regulations of such States, Counties and/or Municipalities will not materially and deleteriously impact the Company's planned business operations.

Federal and state tax consequences
There are substantial risks associated with the Federal and state tax consequences of purchasing and owning Shares and the tax implications of purchasing and owning Shares are complex. The possibility of changes in Federal income tax law could materially affect an Investor's tax benefits. Congress could make substantial changes in the future to the income tax consequences with respect to an investment in Shares. Congress regularly considers proposals regarding changes to the federal income tax laws. The extent and effect of such changes, if enacted, are uncertain. As such. Investors should be aware that new administrative, legislative or judicial action could significantly change the tax aspects of an investment and such changes could have a material adverse effect on Investors.

As the offering price of the shares does not reflect the value of the Company, purchasers of the shares will experience immediate and substantial dilution of their investment
The price at which the shares are being offered has been arbitrarily determined by the management of the Company and bears no relationship to the Company's earnings, book value or any other recognized criteria value. There has been no public market for the Company's shares. A purchaser in this Offering will experience immediate, substantial dilution because the offering price of the shares is expected to exceed the net tangible book value per share after giving effect to the Offering.

Lack of transferability; no market
The Securities have not been registered under the Securities Act or applicable State securities laws, and may not be resold unless they are subsequently registered or an exemption from registration is available. Investors will have no right to require registration of the Securities. There is no public or other market for the Securities and no such market is anticipated to develop.

Issuance of addition securities; dilution
After the sale of the Shares to Purchaser, the Company will have additional shares of authorized, but unissued Common Stock and Preferred Stock. Those shares of stock may be issued without shareholder approval for any purpose deemed appropriate by, and a price determined by the Board of Directors of the Company. Issuance of such shares may dilute Purchaser's interest in the business and may substantially dilute Purchaser's investment on a book value per share basis.

The Company may not pay cash dividends on its shares

The future payment of dividends will be at the discretion of the Company's Board of Directors and will depend on its future earnings, financial requirements and other similarly unpredictable factors. For the foreseeable future, it is anticipated that any earnings which may be generated from the Company's operations will be retained by it to finance and develop its business and that dividends will not be paid to shareholders.

Acquisitions and joint ventures may have an adverse effect on the Company's business
The Company may make acquisitions or enter into joint ventures as part of its long-term business strategy. These transactions involve significant challenges and risks including the possibility that the transaction does not advance its business strategy, that it doesn't realize a satisfactory return on its investment, or that it experiences difficulty in the integration of new employees, business systems, and technology, or diversion of management's attention from the Company's business. These events could harm the Company's operating results or financial condition.

Appendix C - SHARE SUBSCRIPTION AGREEMENT


SHARE SUBSCRIPTION AGREEMENT
of
ORGANIC LIVING, INC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among Organic Living, Inc, a company organized and existing under the laws of the State of Florida ("Organic Living" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Organic Living has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the shares of preferred stock of Organic Living (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

 1.1 Issue of Shares. Subject to the terms and conditions hereof, Organic Living hereby issues to the Subscriber, and the Subscriber hereby subscribes from Organic Living **[Shares Subscripted] Shares**, at a Per Share Price equal to **$0.50** (the "Share Price").

 1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Organic Living as follows:

  (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

 1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

 1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").


1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Organic Living 5% or a percentage specified in the Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Organic Living and such decision is based upon a review of the Form C which has been filed by Organic Living with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Organic Living in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Organic Living;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Organic Living or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Organic Living;

d. Organic Living is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Organic Living from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Organic Living and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or

investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to Organic Living in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Organic Living in connection therewith;

f. the Subscriber acknowledges that Organic Living has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and Organic Living shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and Organic Living is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Organic Living (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in Organic Living is speculative and involves certain risks, including the possible loss of the entire investment, and that

the current share valuation placed on Organic Living is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and Organic Living and depends on the advice of its legal and financial advisors and agrees that Organic Living will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and Organic Living; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by Organic Living. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Organic Living and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes Organic Living to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2018, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Florida, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that Organic Living shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

_____
Name: Jai McFall
Title: CEO
Organic Living, Inc

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

Organic Living Inc.
Years Ended December 31, 2017 and 2016
With Independent Accountant's Review Report

Organic Living Inc.

Financial Statements

Years Ended December 31, 2017 and 2016

Contents

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Independent Accountant's Review Report

The Board of Directors
Organic Living Inc.

I have reviewed the accompanying balance sheets of Organic Living Inc., (the Company) as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
May 23, 2018

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Organic Living Inc.

Balance Sheets
(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash and cash equivalents	$ **805**	$ 447
Employee advance	**24,323**	27,611
Total current assets	**25,128**	28,058
Vehicle	**3,476**	3,476
Less: accumulated depreciation	**(3,070)**	(2,375)
Net fixed assets	**406**	1,101
Deferred tax asset *(see note 2)*	**-**	-
Total assets	$ **25,534**	$ 29,159
Liabilities and partners' equity		
Current liabilities:		
Accounts payable	**5,250**	-
Deferred income CSA *(note 4)*	**2,250**	3,000
Loan payable	**1,000**	1,000
Total current liabilities	**8,500**	4,000
Long-term obligations	**-**	-
Total liabilities	**8,500**	4,000
Stockholders' equity:		
Common stock, face value $0.0001 *(see note 3)*		
Authorized shares, 20,000,000		
Issued and outstanding shares, 10,232,900	**1,023**	1,023
Additional paid-in capital	**17,427**	17,427
Preferred stock, face value $.0001		
Authorized shares, 10,000,000		
Issued and outstanding shares	**-**	-
Retained equity (deficit)	**(1,416)**	6,709
Total stockholders' equity	**17,034**	25,159
Total liabilities and stockholders' equity	$ **25,534**	$ 29,159

See accompanying notes.

Organic Living Inc.

Statements of Operations
(unaudited)

| | Year Ended December 31, | |
	2017	2016
Revenue	$ **50,728**	$ 39,327
Less: Cost of goods sold	**25,581**	12,700
Net revenue	**25,147**	26,627
Expenses:		
Auto expense	**3,161**	4,593
Accounting fees	**423**	417
Advertising fees	**2,095**	5,709
Bank and merchant fee charges	**942**	272
Community development / education	**5,444**	7,394
Depreciation	**695**	695
Dues and subscriptions	**961**	294
Legal fees		2,272
Office expenses	**743**	897
Officers compensation	**2,313**	5,817
Rent	**7,866**	5,531
Repairs and Maintenance	**112**	696
Shop supplies	**1,685**	1,061
Taxes and licenses	**1,438**	938
Travel and meals	**682**	159
Telephone	**870**	1,589
Website Maintenance	**3,317**	4,758
Total operating expenses	**32,747**	43,092
Operating (loss)	$ **(7,600)**	$ (16,465)
Other income (expense)		
Interest expense	**525**	250
Total other income (expense)	**(525)**	(250)
Net loss	$ **(8,125)**	$ (16,715)

See accompanying notes.

Organic Living Inc.

Statements of Changes in Stockholders' Equity (Deficit)

(unaudited)

	Common Stock, par value $.0001	Additional Paid-in Capital	Retained Equity (Deficit)	Total Stockholders' Equity (Deficit)
Balance at December 31, 2015	$ 1,023	$ 17,427	$ 23,424	$ 41,874
Common stock issued	-	-	-	-
Net Loss	-	-	(16,715)	(16,715)
Balance at December 31, 2016	$ 1,023	$ 17,427	$ 6,709	$ 25,159
Common stock issued	-		-	-
Net Loss			(8,125)	(8,125)
Balance at December 31, 2017	$ 1,023	$ 17,427	$ (1,416)	$ (17,034)

Organic Living Inc.

Statements of Cash Flows
(unaudited)

		Year Ended December 31,		
		2017		**2016**
Operating activities				
Cash receipt from customers	$	**50,728**	$	39,327
Cash paid for operating expenses		**(57,384)**		(55,096)
Proceeds from employee advance		**3,289**		13,419
Interest expense		**(525)**		(250)
Net cash used by operating activities		**(3,892)**		(2,600)
Investing activities				
Property and equipment		**-**		-
Net cash used in investing activities		**-**		-
Financing activities				
Proceeds from promissory notes		**4,250**		-
Net cash provided by financing activities		**4,250**		-
Net increase (decrease) in cash and cash equivalents		**358**		(2,600)
Cash and cash equivalents at beginning of year		**447**		3,047
Cash and cash equivalents at end of year	$	**805**	$	447

Organic Living Inc.
Notes to Financial Statements *(unaudited)*
December 31, 2017

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Organic Living Inc (the Company), a Florida corporation, is in the business of helping people to restore their health and vitality with natural supplements, healthy food and healthy life styles. To achieve that the Company offers CSA (Community Supported Agriculture) up and running with tracking system, irrigation and measuring system where only non-toxic, safe and natural products are used in soil preparation. The Company also offers classes to teach children and adults how to grow, maintain, harvest and prepare healthy food. In addition, company plans to offer a chef with retreat area to encourage community to share ideas for happy and healthy life free from disease and illnesses.

In summary, the Company provides ready to use land, trained staff, education and infrastructure for the CSA customers to grow healthy organic food, sell or swap for services and to cook nutritious food.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, and auto range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

8

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and the Florida state jurisdiction. As of December 31, 2017, they have federal and state income tax net operating loss carryforwards of $9,324, which will expire on 2034. Due to the Company's plan for expansion, a temporary valuation allowance account is being setup.

	Federal	State
Deferred tax assets	1958	513
Less: valuation allowance	(1,958)	(513)
Net deferred tax asset	$ -	$ -

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Common Stock is entitled to one vote. 99.7% of the issued shares are owned by a founder of the company.

4. Commitments and Contingencies

As of the date of issuance of financials, company has accepted an advance of $2,250 and $3,000 for future use of CSA space for year ending December 31, 2017 and 2016, respectively.